

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 29, 2006

Via Mail and Fax

Haig S. Bagerdjian
President and Chief Executive Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

     RE: Point.360
              Form 10-K: For the Year Ended December 31, 2005
              Form 10-Q: For the Period Ended June 30, 2006
              File Number: 000-21917

Dear Mr. Bagerdjian:

      We have reviewed your correspondence dated September 19, 2006, and have the following comments. We believe you should revise future filings in response to comment number 1. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Response Letter Dated September 19, 2006

1. Refer to your response to comment number1. Please provide us with a draft of your planned disclosure. Ensure that it includes a clear explanation why you believe the measure is useful to investors and the basis for and meaningfulness of each adjusting item to arrive at the measure. It appears that your prior disclosure of what the measure represented may not be appropriate for a performance measure. Refer to Questions 8, 9, 14, and 15 in the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003 as well as Item 10(e)(i)(C) and (D) and (ii)(B) for further guidance.

2. Refer to your response to comment number 6. We repeat our prior comment to clearly explain to us why the assumptions used in the impairment analysis are reasonable under the circumstances. Your explanation should include the basis for

your expectations as to why the moderate case overall was more representative of your future operations to warrant a disproportional weight relative to the low case given your historical experience. In particular, it is not clear why revenue growth and cost of goods sold percentages for the moderate case were considered more representative of future prospects given your pattern of historical revenue since 2001 and cost of goods sold since 2004. Moreover, in regard to the cost of goods sold percentage, we did not identify any disclosure of efforts to stabilize or reduce costs or to create operational efficiencies. Further, explain to us the sensitivity in the results of your analysis of lesser weights attributed to the moderate case (for example, weights of 50% and 25%) and the effect of such on your conclusion.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Alan R. Steel, Executive Vice President, Finance and Administration, and
Chief Financial Officer